Exhibit 12

UNIVERSAL CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended September 30,		Six Months Ended September 30,
	2008	2007	2008	2007
	(in thousands, except for ratios)
Earnings
Pretax income from continuing operations before equity in pretax earnings (loss) of unconsolidated affiliates	$61,499	$70,154	$92,970	$92,808
Fixed charges (net of interest capitalized)	10,340	10,930	18,233	22,683
Distribution of earnings from unconsolidated affiliates	—	—	—	172

Total Earnings	$71,839	$81,084	$111,203	$115,663

Fixed Charges and Preference Dividends
Interest expense	$10,113	$10,569	$17,779	$21,960
Interest capitalized	—	—	—	—
Amortization of premiums, discounts, and debt issuance costs	227	361	454	723

Total Fixed Charges	10,340	10,930	18,233	22,683
Dividends on convertible perpetual preferred stock (pretax)	5,712	5,755	11,423	11,512

Total Fixed Charges and Preference Dividends	$16,052	$16,685	$29,656	$34,195

Ratio of Earnings to Fixed Charges	6.95	7.42	6.10	5.10

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	4.48	4.86	3.75	3.38

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